AJAI ROBOTICS, INC.

A DELAWARE CORPORATION

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2023 AND 2022

AJAI ROBOTICS, INC.
TABLE OF CONTENTS

To the Managing Member of
Ajai Robotics, Inc.
Delaware

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Ajai Robotics, Inc. (the "Company") which comprise the balance sheet as of December 31, 2023, and the related statement of operations, changes in members' deficit, and cash flows for the period from January 1, 2023 (inception) to December 31, 2023, and the related notes to the financial statements.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the period from January 1, 2023 (inception) to December 31, 2023, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has not yet commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated revenues or profits since inception. The Company incurred a net loss of $62,663 for the period ended December 31, 2023. As of December 31, 2023, the Company has no liquid assets and is reliant upon its manager to fund its existing and ongoing financial obligations. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that is free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

AJAI ROBOTICS, INC.
BALANCE SHEETS

	December 31,		
	2023		**2022**
			(As restated)
ASSETS			
Current assets:			
Cash	$ 6,721	$	3,138
Subscription receivable	150,000		-
Prepaid expenses and other current assets	14,137		-
Deferred offering costs	20,500		-
Total current assets	191,358		3,138
Intangible assets, net	23,013		19,983
Operating lease right-of-use asset, net	17,175		22,538
Total assets	$ 231,546	$	45,659
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)			
Current liabilities:			
Accounts payable and accrued liabilities	$ 35,848	$	34,697
Accounts payable, related parties	41,987		18,231
Subscription liability	-		1,245,000
Loan payable, related parties	35,000		35,000
Operating lease liability, current portion	5,540		5,363
Total current liabilities	118,375		1,338,291
Operating lease liability	11,635		17,175
Total liabilities	130,010		1,355,466
Stockholders' equity (deficit):			
Preferred stock, $0.0001 par value, 20,000,000 shares authorized, no shares issued or outstanding at December 31, 2023 and 2022	-		-
Common stock, $0.0001 par value, 80,000,000 shares authorized, 14,400,000 and 0 shares issued and outstanding at December 31, 2023 and 2022, respectively	1,440		-
Additional paid-in capital	2,148,560		-
Receivable from related parties	(57,000)		(37,000)
Accumulated deficit	(1,991,464)		(1,272,807)
Total stockholders' equity (deficit)	101,536		(1,309,807)
Total liabilities and stockholders' equity (deficit)	$ 231,546	$	45,659

See accompanying Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

AJAI ROBOTICS, INC.
STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2023	**2022**
		(As restated)
Revenue	$ -	$ -
Operating expenses:		
Stock-based compensation	600,000	-
Research and development	56,681	19,005
Subcontracting expenses	30,000	-
Office supplies	19,725	616
Rent	6,000	6,000
Professional fees	408	-
Other operating expenses	5,243	1,448
Total operating expenses	718,057	27,069
Loss from operations	(718,057)	(27,069)
Other income (expense):		
Interest expense	(600)	(708)
Total other expense	(600)	(708)
Loss before income taxes	(718,657)	(27,777)
Provision for income taxes	-	-
Net loss	$ (718,657)	$ (27,777)
Weighted average number of common shares outstanding - basic and diluted	12,146,323	-
Net loss per common share - basic and diluted	$ (0.06)	$ -

See accompanying Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

AJAI ROBOTICS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Receivable from Related Parties	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount				
Balance at December 31, 2021	-	$ -	-	$ -	$ -	$ -	$ (1,245,030)	$ (1,245,030)
Loan receivable from related parties	-	-	-	-	-	(37,000)	-	(37,000)
Net loss	-	-	-	-	-	-	(27,777)	(27,777)
Balance at December 31, 2022 (as restated)	-	-	-	-	-	(37,000)	(1,272,807)	(1,309,807)
Issuance of common stock for cash	-	-	9,508,800	951	1,549,049	-	-	1,550,000
Shares issued for services	-	-	4,891,200	489	599,511	-	-	600,000
Loan receivable from related parties	-	-	-	-	-	(20,000)	-	(20,000)
Net loss	-	-	-	-	-	-	(718,657)	(718,657)
Balance at December 31, 2023	-	$ -	14,400,000	$ 1,440	$ 2,148,560	$ (57,000)	$ (1,991,464)	$ 101,536

5

See accompanying Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

AJAI ROBOTICS, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,			
	2023		**2022**	
			(As restated)	
Cash flows from operating activities:				
Net loss	$	(718,657)	$	(27,777)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:				
Amortization of operating right-of-use asset		5,363		5,192
Stock-based compensation		600,000		-
Changes in operating assets and liabilities:				
Prepaid expenses and other current assets		(14,137)		-
Deferred offering costs		(20,500)		-
Accounts payable and accrued liabilities		1,151		21,917
Accounts payable, related parties		23,756		13,871
Operating right-of-use liability		(5,363)		(5,192)
Net cash provided by (used in) operating activities		(128,387)		8,011
Cash flows from investing activities:				
Cash paid for intangible assets		(3,030)		(14,806)
Advances to related parties		(50,000)		(37,000)
Repayments of related party loans		30,000		-
Net cash used in investing activities		(23,030)		(51,806)
Cash flows from financing activities:				
Contributed capital		155,000		45,000
Net cash provided by financing activities		155,000		45,000
Net change in cash		3,583		1,205
Cash at beginning of year		3,138		1,933
Cash at end of year	$	6,721	$	3,138
Supplemental disclosure of non-cash investing and financing activities:				
Right of use asset obtained in exchange of operating lease liability	$	-	$	22,538
Subscription receivable	$	150,000	$	-
Addition to subscription liability	$	-	$	45,000

AJAI ROBOTICS, INC.
NOTES TO THE FINANCIAL STATEMENTS (RESTATED)

NOTE 1: NATURE OF OPERATIONS

Ajai Robotics, Inc. (the "Company") is a corporation formed on June 24, 2021 under the laws of Delaware. The Company was formed to create robotic solutions for school safety. The Company's headquarters is in Arlington Heights, Illinois.

As of December 31, 2023, the Company has not yet commenced significant operations. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year.

Stock Split
On May 22, 2024, the Company effected a 1-for-5 reverse stock split of its issued and outstanding shares of common stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split (See Note 10).

Use of Estimates
The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to the valuations of common stock. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance
The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Deferred Offering Costs
The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity (deficit) upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2023, the Company had capitalized $20,500 in deferred offering costs.

Fair Value of Financial Instruments
Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

The three levels of the fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 – Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the financial statements approximate their fair value.

Intangible Assets
Intangible assets represent trademark and patent costs incurred. The Company's trademarks include pending and approved trademarks. Pending trademarks and patents consist of costs related to two applications each as of December 31, 2023, for which the filing process has already begun. However, the approval of these trademarks and patents has not yet been granted by the United States Patent and Trademark Office ("USPTO") or other applicable patent office.

No useful life has yet been determined for these applications. If a trademark or patent is not approved, the costs associated with the application are fully amortized in the year of denial. As of December 31, 2023, the Company has three trademarks.

The Company determined that the approved trademarks have an indefinite useful life and therefore are not amortized, but rather are tested for impairment annually.

	December 31,		
	2023		**2022**
Pending trademarks	$ 7,012	$	4,655
Pending patents	10,753		10,378
Total	$ 17,765	$	15,033

The Company will continue to renew the trademark and hence will not amortize it. Intangible assets consist of the following:

	December 31,		
	2023		**2022**
Trademarks	$ 12,260	$	9,605
Patents	10,753		10,378
Costs of intangible assets	$ 23,013	$	19,983

Impairment of Long-Lived Assets
The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair

value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. No impairment was recognized for the years ended December 31, 2023 and 2022.

Revenue Recognition

The Company accounts for revenue under ASC 606, *Revenue from Contracts with Customers*. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;

- Identification of the performance obligations in the contract;

- Determination of the transaction price;

- Allocation of the transaction price to the performance obligations in the contract; and

- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

To date, the Company has not generated revenue.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred. Research and development costs consist mainly of engineering and contractor costs to develop the Company's robotic solutions.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Subscription Receivable and Liability
The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity (deficit) on the balance sheet. As of December 31, 2023, there was $150,000 in subscription receivable presented as current asset, of which the amounts were received in 2024.

The Company records cash received but stock not yet issued as a subscription liability. As of December 31, 2022, the subscription liability was $1,245,000, for which the shares were issued in 2023.

Foreign Currency
The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transactions. Related translation adjustments are reported as a separate component of stockholders' equity, whereas gains or losses resulting from foreign currency transactions are included in results of operations.

Income Taxes
The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Leases
In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2016 02, *Leases* (ASC 842). This ASU required a lessee to recognize a right-of-use asset ("ROU") and a lease liability in its balance sheet. The ASU was effective for annual and interim periods beginning after December 15, 2021. The Company adopted ASC 842 upon inception. The Company elected the package of practical expedients available for existing contracts, which allowed the Company to carry forward our historical assessments of lease identification, lease classification, and initial direct costs and did not require retrospective application. The Company also elected a policy to not apply the recognition requirements of ASC 842 for short-term leases with a term of 12 months or less.

At the commencement date, the Company classifies each lease either as operating lease or finance lease. A lease is a finance lease when it meets any of the following criteria:

   a. The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.
   b. The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.
   c. The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease.
   d. The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

e. The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

An operating lease is a lease other than a finance lease.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make payments arising from the lease. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: (a) fixed payments (including in substance fixed payments), less any lease incentives, (b) variable lease payments that are based on an index or a rate, (c) the exercise price of an option to purchase the underlying asset if the lessee is reasonable certain to exercise that option, (d) payments for penalties for terminating the lease if the lease term reflects the lessee exercising an option to terminate the lease, (e) fees paid by the lessee to the owners of a special-purpose entity for structuring transaction, and (f) amounts expected to be payable by the lessee under residual value guarantees. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Company's incremental borrowing rate. As most leases do not provide an implicit rate, the Company uses an incremental borrowing rate that is based on the estimated rate of interest for a collateralized borrowing of a similar asset, using a similar term as the lease payments at the commencement date. ROU assets are measured at cost comprising the following: (a) the amount of the initial measurement of lease liability, (b) any lease payments made at or before the commencement date less any lease incentives received, and (c) any initial direct costs.

Net Loss per Share
Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2023 and 2022, diluted net loss per share is the same as basic net loss per share for each year. There were no potentially dilutive items outstanding as of December 31, 2023 or 2022.

Recently Adopted Accounting Pronouncements
In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity* ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company adopted ASU 2020-06 upon inception and did not have a material impact on the financial statements.

In June 2016, the FASB issued ASU No. 2016-13, *"Financial Instrument – Credit Losses"*. This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities.

The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts. The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on the financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues as of December 31, 2023. The Company has an accumulated deficit of $1,991,464 as of December 31, 2023, and has negative cash flows from operations of $128,387 for the year ended December 31, 2023. The Company incurred net losses of $718,657 and $27,777 for the years ended December 31, 2023 and 2022, respectively. The Company had limited cash of $6,721 as of December 31, 2023. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: LOANS

Loan Receivable
In 2023 and 2022, the Company issued loans of $50,000 and $32,000, respectively to Nala Robotics Inc, and in 2023, $30,000 was repaid. In 2022, the Company issued a loan of $5,000 to A1 Kaiser Inc. As of December 31, 2023, and 2022, a total of $57,000 and $37,000 was outstanding, respectively. These loans are issued to related parties under common control. The amounts are non-interest bearing, unsecured and due and payable "as per availability of funds" per agreements.

These loans can be converted into ownership equity in Nala Robotics, Inc. in case of repayment of the loan by the borrower, or both the borrower and the Company may mutually agree to convert the outstanding amount into equity.

Loan Payable
In 2021, the Company issued loans payable totaling $35,000. As of December 31, 2023, and 2022, $35,000 remained outstanding. The loan amounting to $20,000 has 3% interest. In 2023 and 2022, the Company incurred interest expense of $600 and $600, respectively. As of December 31, 2023 and 2022, accrued interest was $1,272 and $672, respectively. The amounts are unsecured and loan $15,000 is due as per availability of funds and $20,000 is due on November 17, 2024. These loans are from related parties, $15,000 by Ajai, Inc. under common control and $20,000 by Advansoft International Inc. owned by Ajay Sunkara's family member.

These loans can be converted into ownership equity in Ajai Robotics, Inc. in case of repayment of the loan by the company or both the Company and the Lender mutually agree to convert the outstanding amount into equity shares of the Company.

NOTE 5: STOCKHOLDERS' EQUITY (DEFICIT)

Amended and Restated Certificate of Incorporation
On May 22, 2024, the Company amended its Certificate of Incorporation and effected a 1-for-5 reverse stock split of its issued and outstanding shares of common stock. Accordingly, all share and per share amounts of the Company for all periods presented in the financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

Per the Amended and Restated Certificate of Incorporation, the Company authorized 20,000,000 shares of preferred stock and 80,000,000 shares of common stock, par value $0.0001 per share.

Common stockholders have voting rights of one vote per share and are entitled to elect one director of the Company. The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of preferred stockholders.

Common Stock
In 2023, the Company issued 9,508,800 shares of common stock for cash to its founders including subscription receivable of $150,000.

In 2023, the Company issued 4,891,200 shares of common stock to advisors. The Company utilized a fair value of $0.122 per share, and accordingly, $600,000 was recognized as stock-based compensation expense in the statements of operations.

As of December 31, 2023 and 2022, the Company had 14,400,000 and 0 shares of common stock outstanding, respectively. As of December 31, 2023 and 2022, no preferred shares were issued or outstanding.

Equity Incentive Plan
The board of directors resolution has been signed in 2024 to reserve 10% of its authorized common stock for issuance under a stock incentive plan to be approved by the directors in the future.

NOTE 6: RELATED PARTY TRANSACTIONS

The following is a summary of related party balances:

	December 31,		December 31,	
	2023		**2022**	
Loan Receivable (see Note 4)				
A1 Kaiser Inc.	$	5,000	$	5,000
Nala Robotic Inc.		52,000		32,000
Receivable from related parties	$	57,000	$	37,000

	December 31,		December 31,	
	2023		**2022**	
Loan payable (see Note 4)				
Ajai Inc.	$	15,000	$	15,000
Advansoft World wide Inc.		20,000		20,000
Loan payable, related parties	$	35,000	$	35,000
Interest payable	$	1,272	$	672
Accounts payable to Advansoft World wide Inc.*	$	20,373	$	14,373
Accounts payable to Vijay Challa/ SN 15LLC*	$	12,756	$	-
Accounts payable to Massimo Noja De Marco*	$	5,000	$	-
Accounts payable to Nala Robotics, Inc.*	$	3,858	$	3,858

The Company had the following transactions with related parties:

	Year Ended December 31,			
	2023		**2022**	
Office supplies and travel expenses incurred by the Company but paid by				
Vijay/SN15. The Company will reimburse Vijay/SN15.	$	23,490	$	1,359
Operating expenses paid to Massimo Noja De Marco	$	20,000	$	-
Operating expenses paid to Christian Huff	$	10,000	$	-
Legal fees incurred by the Company but billed to Advansoft.				
The Company will pay Advansoft.	$	-	$	3,203
Rent expenses paid to Advansoft International Inc	$	6,000	$	6,000
Interest expense incurred with loan payable, related parties	$	600	$	600
Legal fees incurred related to patent/trademark application paid by Nala Robotics, Inc.	$	-	$	3,858

*The Company does not have any formal loan agreements, but the related parties have an option to convert to equity if payment is not made. As of the date of these financial statements, the conversion option has not been exercised and they do not expect this to be exercised in the near future.

NOTE 7: INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to capitalization of research and development costs for tax purposes, stock-based compensation and net operating loss carryforwards. As of December 31, 2023, and 2022, the Company had net deferred tax assets before valuation allowance of $43,393 and $13,301, respectively.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to cumulative losses through December 31, 2023. Therefore, a valuation allowance of $43,393 and $13,301 was recorded as of December 31, 2023 and 2022, respectively. Valuation allowance increased by $30,092 and $13,301 during 2023 and 2022, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be approximately 28.51%. The effective rate is reduced to 0% due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2023, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of approximately $107,135, which can be carried forward indefinitely. Certain changes in ownership can result in a limitation on the amount of net operating loss and tax credit carryovers that can be utilized each year. As of December 31, 2023, management has not determined the extent of any such limitations, if any.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company is subject to taxation in the U.S. and various state jurisdictions. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though all tax years from 2021 on remain open to examination.

NOTE 8: COMMITMENTS AND CONTINGENCIES

Obligations Under Christian's Agreement
The Company has obligations of fee of 2.5% of proceeds from the future offering and 1% of the Company's authorized preferred stock upon successful completion of the offering.

Lease Commitments
On December 27, 2021, the Company entered into a three-year lease agreement for office space. The lease started from January 1, 2022 and matures in December 2024. Monthly base rent is $500. Options to extend or terminate leases that are considered reasonably certain are included in our determination of the lease term. Therefore, the Company considered the renewal period which shall begin on January 1, 2025 and end on December 31, 2026.

The components of lease expense were as follows:

	Year Ended December 31,	
	2023	**2022**
Operating lease cost	$ 6,000	$ 6,000

Supplemental cash flow information related to lease was as follows:

	Year Ended December 31	
	2023	**2022**
Cash paid for amounts included in the measurement of lease liability:		
Operating cash flows for operating lease	$ 6,000	$ 6,000
Right-of-use assets obtained in exchange for new lease liability	$ -	$ 27,730

Supplemental balance sheet information related to lease was as follows:

		December 31,		
		2023		**2022**
Operating Lease				
Right of use asset	$	17,175	$	22,538
Operating lease liability, current portion		5,540		5,363
Operating lease liability		11,635		17,175
Total lease liabilities	$	17,175	$	22,538
Remaining Lease Term (in year)		3.00		4.00
Discount Rate		3.25%		3.25%

Maturities of lease liabilities were as follows December 31, 2023:

December 31, 2023	**Operating Lease**	
2024	$	6,000
2025		6,000
2026		6,000
Total Lease Payments		18,000
Less: Imputed interest		(825)
Total	$	17,175

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company discovered pervasive issues with its accounting and financial reporting practices during the course of the preparation and audit of these financial statements. The Company restated its previously reported financial statements for the year ended December 31, 2022 and all related disclosures due to these issues. The following are comparisons of the previously reported financial statements and the restated financial statements:

The following summarizes the changes made to the December 31, 2022 balance sheet:

AJAI ROBOTICS INC
NOTES TO FINANCIAL STATEMENTS RESTATED

	As Reported		Adjustment		As Restated	
Total current assets	$	40,138	$	(37,000)	$	3,138
Intangible assets, net	$	-	$	19,983	$	19,983
Operating lease right-of-use asset, net	$	-	$	22,538	$	22,538
Total assets	$	40,138	$	5,521	$	45,659
Accounts payable and accrued liabilities	$	30,393	$	4,304	$	34,697
Accounts payable, related parties	$	-	$	18,231	$	18,231
Subscription liability	$	-	$	1,245,000	$	1,245,000
Operating lease liability, current portion	$	-	$	5,363	$	5,363
Operating lease liability	$	-	$	17,175	$	17,175
Total liabilities	$	65,393	$	1,290,073	$	1,355,466
Additional paid-in capital	$	55,000	$	(55,000)	$	-
Accumulated deficit	$	(45,745)	$	(1,227,062)	$	(1,272,807)
Total stockholders' equity (deficit)	$	(25,255)	$	(1,284,552)	$	(1,309,807)
Total liabilities and stockholders' equity (deficit)	$	40,138	$	5,521	$	45,659

The following summarizes the changes made to the December 31, 2022 statement of operations:

	As Reported		Adjustment		As Restated	
Research and development	$	19,629	$	(624)	$	19,005
Professional fees	$	6,781	$	(6,781)	$	-
Total operating expenses	$	34,510	$	(7,441)	$	27,069
Loss from operations	$	(34,510)	$	7,441	$	(27,069)
Interest expense	$	36	$	672	$	708
Net loss	$	(34,510)	$	6,733	$	(27,777)

The following table summarizes the changes made to the December 31, 2022 statement of cash flows:

	As Reported		Adjustment		As Restated	
Net cash provided (used in) by operating activities	$	(6,795)	$	14,806	$	8,011
Net cash provided (used in) by investing activities	$	(37,000)	$	(14,806)	$	(51,806)

NOTE 10: SUBSEQUENT EVENTS

On May 22, 2024, the Company effected a 1-for-5 reverse stock split of its issued and outstanding shares of common stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

The board of directors resolution has been signed in 2024 to reserve 10% of its authorized common stock for issuance under a stock incentive plan to be approved by the directors in the future.

The Company has evaluated subsequent events through July 02, 2024, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.